SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

Janel Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

47077R109
(CUSIP Number)

September 29, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 47077R109	13G	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
van Kesteren Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
81,915

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
81,915

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,915

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 47077R109	13G	Page 3 of 4 Pages
SCHEDULE 13G

Item 1(a).	Name of Issuer:

Janel Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

80 Eighth Avenue, New York, NY 10011

Item 2(a).	Names of Persons Filing:

van Kesteren Foundation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Seestrasse 39
8846 Willerzell
Switzerland

Item 2(c).	Citizenship:

Switzerland

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

47077R109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b),or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

As of September 29, 2023, the following shares of Common Stock were beneficially owned by the Reporting Person, constituting the percent of the outstanding Common Stock as set forth below:

(a)	Amount beneficially owned: 81,915
(b)	Percent of class: 6.9%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 81,915
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 81,915
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 47077R109	13G	Page 4 of 4 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 2, 2023		VAN KESTEREN FOUNDATION

		By:	/s/ Gerard van Kesteren
Gerard van Kesteren, Chairman